FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31 August 2012
Exhibit No. 2	Potential Issue of New Senior Notes dated 05 September 2012
Exhibit No. 3	Publication of Prospectus dated 06 September 2012
Exhibit No. 4	Barclays Global Financial Services Conference dated 10 September 2012
Exhibit No. 5	Director/PDMR Shareholding dated 10 September 2012
Exhibit No. 6	Director/PDMR Shareholding dated 11 September 2012
Exhibit No. 7	RBSG - Senior Notes dated 12 September 2012
Exhibit No. 8	Notification of Major Interest in Shares dated 17 September 2012
Exhibit No. 9	Director/PDMR Shareholding dated 20 September 2012
Exhibit No. 10	RBS Investor Round Tables on its Markets Business dated 24 September 2012
Exhibit No. 11	BoA ML Banking & Insurance CEO Conference dated 24 September 2012

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 August 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 August 2012

Ordinary shares of £1	6,017,274,392	4	24,069,097,568
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	1	1,250,000
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	1	23,125,869
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	1	22,113,160
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	1	9,883,307
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	1	20,646,938
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	1	10,163,932
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130

Total:	6,183,126,478		24,237,649,654

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC").  YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT FILED WITH THE SEC FOR MORE COMPLETE INFORMATION.

5 September 2012

RBSG announces consideration of potential issuance of new senior notes

The Royal Bank of Scotland Group plc (the "Group") announces that it is considering a potential issuance of U.S. dollar denominated senior notes (the "Notes") under its Shelf Registration Statement filed with the SEC, subject to market conditions.  The proceeds from the Notes would, if issued, be used for general corporate purposes within the Group.  The potential issuance is unrelated to the cash tender offer announced today for certain senior debt securities by The Royal Bank of Scotland plc, the primary banking subsidiary of the Group.

For further information on the Group and its business lines please refer to its SEC filings available on EDGAR.

For further information please contact:
RBS Group Investor Relations
Greg Case, Debt Investor Relations
+44 207 672 1759

Exhibit No. 3

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 6 September 2012.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7011L_-2012-9-6.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

The Royal Bank of Scotland Group plc ("RBS") - Barclays Global Financial Services Conference

Bruce Van Saun, Group Finance Director, will present at the Barclays Global Financial Services Conference in New York on Monday 10th September 2012 at 9:00am (Eastern Daylight Time).  The slides will be available on our website
www.rbs.com/ir shortly before the presentation commences.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

52

8. Price per share or value of transaction

£2.41900

9. Date and place of transaction

7 September 2012

10. Date issuer informed of transaction

7 September 2012

11. Name of contact and telephone number for queries

Jan Cargill, Deputy Group Secretary

0131 626 3860

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Group Secretary

Date of notification

10 September 2012

Exhibit No. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Paul Robert Geddes

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Nominee Service Account

6. State the nature of the transaction

Sale of 39,498 ordinary shares on 10 September 2012 at a price of £2.45706 per share

7. Number of shares, debentures or financial instruments relating to shares disposed

39,498

8. Date issuer informed of transaction

10 September 2012

9. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Secretary

Date of notification - 11 September 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

John Patrick Hourican

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Nominee Service Account

6. State the nature of the transaction

Sale of 193,909 ordinary shares on 10 September 2012 at a price of £2.470499 per share

7. Number of shares, debentures or financial instruments relating to shares disposed

193,909

8. Date issuer informed of transaction

10 September 2012

9. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Secretary

Date of notification - 11 September 2012

Exhibit No. 7

12 September 2012

The Royal Bank of Scotland Group plc ("RBSG") completed the pricing of its 3-year, USD 2,000,000,000 aggregate principal amount of 2.550% Senior Notes due September 18, 2015.

The proceeds to RBSG (before expenses and underwriting discounts) of approximately USD 1,998,860,000 will be used for general corporate purposes, including managing the refinancing of forthcoming maturities of term debt issued by RBSG.

The offering is scheduled to close on 18 September 2012 subject to satisfaction of customary conditions.

RBSG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering. You may get these documents for free by visiting the SEC web site at
www.sec.gov.  Alternatively, copies may be obtained from RBS Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

RBS Group Investor Relations
Greg Case, Debt Investor Relations
Tel. +44 207 672 1759

Exhibit No. 8

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:v	14 September 2012
6. Date on which issuer notified:	14 September 2012
7. Threshold(s) that is/are crossed or reached:vi, vii	Fallen below 65%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Directxi	Indirectxii	Direct	Indirect
GB00B7T77214	3,964,483,519	15,857,934,076	3,964,483,519	15,857,934,076		64.86%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/ Conversion Periodxiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/ Conversion periodxviii	Number of voting rights instrument refers to		% of voting rightsxix, xx
Series 1 class B shares	£5.00 (subject to adjustment)	-	Any time	Up to 20,400,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 45.48%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
36,257,934,076				80.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Vicky Malpus, UKFI
15. Contact telephone number:	+44 (0)207 070 5942

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Solicitor for the affairs of Her Majesty's Treasury
Contact address (registered office for legal entities)	One Kemble Street, London, WC2B 4TS
Phone number & email	c/o Vicky Malpus; vicky.malpus@ukfi.co.uk; 0207 070 5942
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Vicky Malpus
Contact address	UKFI, 1a Cockspur Street, London SW1Y 5BG
Phone number & email	vicky.malpus@ukfi.co.uk; 0207 070 5942
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	UKFI holds power of attorney to act in TSol's name and on its behalf in connection with all meetings of shareholders held by The Royal Bank of Scotland Group

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

Exhibit No. 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Nominee Service Account - 85,805 ordinary shares

6. State the nature of the transaction

 . Exercise of nil-cost share options over 120,928 ordinary shares awarded under The Royal Bank of Scotland Group plc 2001 Medium-term Performance Plan on 19 September 2012 and subsequent sale of 120,928 ordinary shares on 19
   September 2012 at a price of £2.6752 per share, the proceeds of which will be subject to relevant taxes.

. Sale of 85,805 ordinary shares on 19 September 2012 at a price of £2.665 per share

7. Number of shares, debentures or financial instruments relating to shares disposed

206,733

8. Date issuer informed of transaction

19 September 2012

9. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Secretary

Date of notification - 20 September 2012

Exhibit No. 10

The Royal Bank of Scotland Group PLC - RBS Investor Round Tables on its Markets Business

RBS will be hosting investor seminars on its Markets business on Monday 24th September 2012. A live webcast will be held at 2:00pm UK time and will be shown along with accompanying slides on our website
www.rbs.com/ir.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

Exhibit No. 11

The Royal Bank of Scotland Group plc ("RBS")
Bank of America Merrill Lynch Banking & Insurance CEO Conference

Stephen Hester, Group Chief Executive, will present at the Bank of America Merrill Lynch Banking & Insurance CEO Conference in London on Tuesday 25th September 2012 at 8.45am (BST).  A live audio webcast and accompanying slides will be available on our website www.rbs.com/ir shortly before the presentation commences.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 September 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary